

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2015

Via e-mail
Paul Anderson
General Counsel
Real Goods Solar, Inc.
833 West South Boulder Road
Louisville, Colorado 80027-2452

   Re: Real Goods Solar, Inc.
     Form PRE14A
     Filed March 16, 2015
     File No. 001-34044

Dear Mr. Anderson:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Craig Slivka, for

          Pam Long
          Assistant Director

CC: Rikard Lundberg (*via e-mail*)
   Brownstein Hyatt Farber Schreck, LLP